UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023.

Commission File Number: 001-39389

GameSquare Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Financing and Security Agreement

On September 14, 2023, GameSquare Holdings, Inc.’s (the “Company”) subsidiaries, namely, Frankly Media LLC, GCN, Inc., GameSquare Esports (USA) Inc. d/b/a Fourth Square Studios, Nextgen Tech LLC d.b.a Complexity Gaming, Swingman, LLC d/b/a Cut+Sew and Zoned, Mission Supply LLC, and Sideqik, Inc. (collectively, on a joint and several basis, the “Borrower”) entered into a Financing and Security Agreement (the “Financing Agreement”) with SLR Digital Finance LLC (the “Lender” or “SLR”).

Pursuant to the terms of the Financing Agreement, Lender will finance up to ten million dollars ($10,000,000) (the “Maximum Line Amount”).

The term of the Financing Agreement is 36 months (the “Initial Term”), and shall be automatically extended for successive terms unless Borrower shall provide 60 days prior written notice to Lender of its intention to terminate at the end of any Initial Term. For the initial 30-day period, advances are subject to a flat fee equal to 1/12 multiplied by the Prime Rate plus 4.00% per annum. After the initial 30-day period, advances are subject to a monthly rate equivalent to 1/12 multiplied by the Prime Rate plus 4.00% per annum, prorated daily on the net amount advanced outstanding with respect to any invoice for a financed account.

Upon the occurrence of any event of default, Lender, at its option, and without notice or demand of any kind may exercise its rights, including but not limited to (a) cease advancing money or extending credit to or for the benefit of Borrower under the Financing Agreement; (b) accelerate and declare all or any part of the obligations due under the Financing Agreement to be immediately due, payable, and performable; and (c) take possession of any or all of the collateral.

As collateral securing the obligations under the Financing Agreement, each Borrower grants to Lender a continuing first priority security interest in all of such Borrower’s collateral, subject to the provisions of the Intercreditor Agreement, dated as of September 14, 2023, by and among Borrower, EB Acquisition Company, LLC, King Street Partners LLC, and SLR, with Frankly Media, LLC as guarantor (the “Intercreditor Agreement”).

The Financing Agreement also contains customer representations and warranties and other customary terms and conditions.

The foregoing description of the Financing Agreement does not purport to be complete is qualified in its entirety by reference to the complete text of the Financing Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Intercreditor Agreement

On September 14, 2023, Borrower, EB Acquisition Company, LLC (“EB”), King Street Partners LLC, and SLR, with Frankly Media, LLC as guarantor, entered into the Intercreditor Agreement as an express condition precedent to entering into the Financing Agreement.

Pursuant to the terms of the Intercreditor Agreement, all of the obligations of Borrower under the Financing Agreement are, or will be, secured by liens on all of the collateral (as defined below) and all of the obligations of Frankly Media LLC, GCN, Inc., GameSquare Esports (USA) Inc. d/b/a Fourth Square Studios, Nextgen Tech LLC d.b.a Complexity Gaming, Swingman, LLC d/b/a Cut+Sew and Zoned, Mission Supply LLC, and Sideqik, Inc. under (i) that certain Subscription Agreement for Convertible Debentures Agreement, dated as of February 24, 2021, (ii) that certain Security Agreement dated as of December 1, 2020 between EB and the Company, (iii) that certain Security Agreement dated as of January 6, 2020 between EB and Frankly Media LLC, Frankly Co. and Frankly Inc., (iv) and that certain letter agreement by and among EB, Frankly Media, LLC, and the Company dated as of January 19, 2021 are, or will be, secured by liens on all of the collateral (as defined below).

“Collateral” includes any and all of the assets now owned or hereafter acquired, together with all proceeds, products, accessions and additions thereto from time to time, including without limitation any insurance proceeds.

The Intercreditor Agreement also contains customary representations and warranties and other customary terms and conditions.

The foregoing description of the Intercreditor Agreement does not purport to be complete is qualified in its entirety by reference to the complete text of the Intercreditor Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated herein by reference.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE HOLDINGS, INC.
(Registrant)

Date: September 27, 2023	By:	/s/ Justin Kenna
	Name:	Justin Kenna
	Title:	Chief Executive Officer and Director

3

EXHIBIT INDEX

10.1	Financing and Security Agreement dated as of September 14, 2023
10.2	Intercreditor Agreement dated as of September 14, 2023

4